UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)

BABYLON HOLDINGS LIMITED

(Name of Subject Company and Filing Person (Issuer))

Warrants to Acquire Class A Ordinary Shares

(Title of Class of Securities)

G07031118

(CUSIP Number of Class of Securities)

Manny Rivera

Deputy General Counsel,

US Corporate and Securities

Babylon Inc.

2500 Bee Cave Road

Building 1 - Suite 400

Austin, Texas 78746

(646) 481-6605

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies of communications to:

Ryan J. Maierson, Esq.

Julia A. Thompson, Esq.

R. Charles Cassidy, III, Esq.

Latham & Watkins LLP

811 Main Street

Suite 3700

Houston, TX 77002

Tel: (713) 546-5400

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☐	Check the box if the filing relates solely to preliminary communications before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by Babylon Holdings Limited, a company incorporated in Jersey under registration number 115471 (the “Company,” “us” or “we”), with the Securities and Exchange Commission on May 20, 2022 (as amended, the “Schedule TO”) relating to the Company’s offer to the holders of certain of our outstanding warrants, including the public warrants (as defined in the Schedule TO) and the private placement warrants (as defined in the Schedule TO) (collectively, the “warrants”), each to purchase the Company’s Class A ordinary shares, par value $0.0000422573245084686 per share (“Class A ordinary shares”), to receive 0.295 Class A ordinary shares in exchange for every outstanding warrant tendered by the holder and exchanged pursuant to the offer (the “Offer”). Concurrently with the Offer, we solicited consents (the “Consent Solicitation”) from holders of the public warrants and holders of the private placement warrants to amend the Warrant Agreement (as defined in the Schedule TO), to permit the Company to require that each warrant that is outstanding upon the closing of the Offer be converted into 0.2665 Class A ordinary shares, which is a ratio 10% less than the exchange ratio applicable to the Offer. The Offer and Consent Solicitation were made upon and subject to the terms and conditions set forth in the Prospectus/Offer to Exchange, dated May 20, 2022 (the “Prospectus/Offer to Exchange”), a copy of which is filed as Exhibit (a)(1)(i) to this Amendment, and in the related Letter of Transmittal and Consent, a copy of which was filed as Exhibit (a)(1)(ii) to the Schedule TO.

The purpose of this Amendment is to amend and supplement the Schedule TO to (i) update Item 11 of the Schedule TO to report the final results of the Offer, and (ii) update Item 12 of the Schedule TO to (a) include the final Prospectus/Offer to Exchange, dated June 17, 2022, which forms part of the Registration Statement on Form F-4 (“Registration Statement”) declared effective by the SEC on June 17, 2022, and (b) a press release issued by the Company on June 21, 2022, announcing the results of the Offer and the effectiveness of the Registration Statement.

Only those items amended are reported in this Amendment. Except as specifically provided herein, the information contained in the Schedule TO, the Prospectus/Offer to Exchange and the Letter of Transmittal and Consent remains unchanged. This Amendment should be read with the Schedule TO, the Prospectus/Offer to Exchange and the Letter of Transmittal and Consent.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

The Offer and Consent Solicitation expired at Midnight (end of day) Eastern Standard Time, on June 17, 2022. The Company has been advised that (i) 7,398,704 public warrants, or approximately 85.8% of the outstanding public warrants, and 5,933,333 private placement warrants, representing all outstanding private placement warrants, were validly tendered and not validly withdrawn prior to the expiration of the Offer and Consent Solicitation. The Company expects to accept all validly tendered warrants for exchange and settlement on or before June 23, 2022. In addition, pursuant to the Consent Solicitation, the Company received the approval of approximately 85.8% of the outstanding public warrants and the approval of 100% of the outstanding private placement warrants to the Warrant Amendment (as defined in the Schedule TO), which exceeds 50% of the outstanding public warrants and, solely with respect to any amendment to the terms of the private placement warrants or any provision of the Warrant Agreement with respect to the private placement warrants, 50% of the outstanding private placement warrants required to effect the Warrant Amendment. The Company expects to execute the Warrant Amendment concurrently with the settlement of the Offer.

On June 21, 2022, the Company issued a press release announcing the final results of the Offer as set forth above. A copy of the press release is filed as Exhibit (a)(5)(B) to the Schedule TO and is incorporated herein by reference.

Item 12. Exhibits.

Exhibit No.	Description
Item 12(a)
(a)(l)(i)	Prospectus/Offer to Exchange (incorporated by reference to the Prospectus/Offer to Exchange filed pursuant to Rule 424(b)(3) filed by the Company with the SEC on June 17, 2022).
(a)(1)(ii)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form F-4 filed by the Company with the SEC on May 20, 2022).
(a)(1)(iii)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to the Registration Statement on Form F-4 filed by the Company with the SEC on May 20, 2022).
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to Exhibit (a)(1)(i).
(a)(5)(A)	Press Release, dated May 20, 2022 (incorporated by reference to Exhibit 99.1 of the Form 6-K (File No. 001-40952) filed by the Company on May 20, 2022).
(a)(5)(B)	Press Release, dated June 21, 2022 (incorporated by reference to Exhibit 99.1 of the Form 6-K (File No. 001-40952) filed by the Company on June 21, 2022).
(b)	Not applicable.
(d)(i)	Form of Subscription Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 8-K, filed with the SEC on June 4, 2021).
(d)(ii)	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 1.1 to the Company’s annual report on Form 20-F, filed with the SEC on March 30, 2022).
(d)(iii)	Specimen Class A Ordinary Share Certificate of Babylon Holdings Limited (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-4/A, filed with the SEC on September 15, 2021).
(d)(iv)	Specimen Warrant Certificate of Babylon Holdings Limited (incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form F-4/A, filed with the SEC on September 15, 2021).
(d)(v)	Warrant Agreement, dated February 4, 2021, by and between Alkuri Global Acquisition Corp. and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form F-4/A, filed with the SEC on September 15, 2021).
(d)(vi)	Form of Warrant Assumption and Amendment Agreement (incorporated by reference to Exhibit 4.4 to the Company’s Registration Statement on Form F-4/A, filed with the SEC on September 27, 2021).
(d)(vii)	Babylon Holdings Limited Long Term Incentive Plan, and form agreements thereunder (incorporated by reference to Exhibit 10.8 to the Company’s Registration Statement on Form F-4/A, filed with the SEC on September 27, 2021).
(d)(viii)	Babylon Holdings Limited Company Share Option Plan, and form agreements thereunder (incorporated by reference to Exhibit 10.9 to the Company’s Registration Statement on Form F-4/A, filed with the SEC on September 27, 2021).
(d)(ix)	Babylon Holdings Limited Employee Benefit Trust (incorporated by reference to Exhibit 10.10 to the Company’s Registration Statement on Form F-4/A filed with the SEC on September 27, 2021).
(d)(x)	2021 Equity Incentive Plan (incorporated by reference to Exhibit 4.13 to the Company’s annual report on Form 20-F, filed with the SEC on March 30, 2022).
(d)(xi)	Director Nomination Agreement dated as of June 3, 2021, by and between Babylon Holdings Limited and Works Capital LLC (incorporated by reference to Exhibit 10.5 of Alkuri Global Acquisition Corp.’s Form 8-K, filed with the SEC on June 4, 2021).
(d)(xii)	Form of Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 10.11 to the Company’s Registration Statement on Form F-4/A filed with the SEC on September 27, 2021).
(d)(xiii)	Form of Dealer Manager Agreement (incorporated by reference to Exhibit 10.14 to the Company’s Registration Statement on Form F-4 filed with the SEC on May 20, 2022).
(d)(xiv)	Registration Rights Agreement dated as of June 3, 2021, by and among Alkuri Sponsors LLC, Babylon Holdings Limited and certain shareholders of Babylon Holdings Limited (incorporated by reference to Exhibit 10.6 of Alkuri Global Acquisition Corp.’s Form 8-K, filed with the SEC on June 4, 2021).
(d)(xv)	Form of Tender and Support Agreement, dated May 19, 2022, by and between the Company and the Supporting Warrantholders (incorporated by reference to Exhibit 10.15 to the Registration Statement on Form F-4 filed by the Company with the SEC on May 20, 2022).
(g)	Not applicable.
(h)	Not applicable.
(i)	Tax Opinion of Latham & Watkins LLP (incorporated by reference to Exhibit 8.1 to the Company’s Registration Statement on Form F-4 filed with the SEC on May 20, 2022).

Item 12(b)
Filing Fees	Calculation of Filing Fee Tables*

Item 13. Information Required By Schedule 13E-3.

Not applicable.

*Previously Filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BABYLON HOLDINGS LIMITED

By:	/s/ Charles Steel
Charles Steel
Chief Financial Officer

Dated: June 21, 2022